SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

#

The following are included in this report on Form 6-K:

Exhibit

Description

A

Press release dated April 8, 2004

B

Press release dated April 28, 2004

C

Press released May 12, 2004

#

EXHIBIT  A

 SAPIENS ANNOUNCES AGREEMENT

WITH F.I.D. HOLDINGS AND ISRAEL DISCOUNT BANK

Research Triangle Park, N.C. – April 8, 2004 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today that it has entered into an agreement (the “Agreement”) with F.I.D. Holdings Ltd. (“FID”), a company controlled by First International Mezzanine Investors Ltd. (“FIMI”), and Israel Discount Bank Ltd. (“IDB,” and together with FID, the “Investors”) for the modification of an existing put option, whereby Sapiens has agreed to the payment of cash, the issuance of common shares of the Company and of warrants to purchase additional common shares.

In April 2000, FID and IDB invested $15 million in eZoneXchange.com, a Sapiens subsidiary, and were granted the right to require Sapiens to repurchase their shares in the subsidiary beginning May 2004 in exchange for both cash and Sapiens shares. In February 2001, Sapiens agreed to a partial exercise of the put option resulting in a payment to the Investors of $4.5 million.

The new Agreement is intended to restructure the remaining portion of the put option by extending the time Sapiens has for fulfilling the terms of the put option. Sapiens has agreed to issue the Investors, in a private placement, 750,000 common shares and warrants to purchase 350,000 more common shares at an exercise price of $4.00 per share. In addition, Sapiens will pay the Investors in two annual installments a total of $8.6 million plus interest at 7.5% a year by May 1, 2005.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING and Occidental Fire & Casualty, among others. For more information, please visit http://www.sapiens.com.

# # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

# # #

FOR ADDITIONAL INFORMATION:
Yuval Hadari	Itzick Sharir
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +1-877-554-2426 +972-8-938-2721	Tel: +44-1895-464 265
E-mail: yuval.h@sapiens.com	E-mail: itzick.s@sapiens.com

EXHIBIT  B

SAPIENS AND IBM TO UPGRADE MAKEFET’S BUSINESS SYSTEMS

Building a Comprehensive, Internet-Based Pension,

Savings and Life and Health Insurance System

Research Triangle Park, N.C. – April 29, 2004 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) and IBM Global Services Ltd. today announced an agreement to upgrade the business systems of Keren Makefet, A&B, “New and Old” Pension & Provident Funds into a fully integrated platform that addresses the dynamic challenges of a modern pension fund. The system will be completed in the first half of 2005.

The new system is an implementation of Sapiens’ Life & Pension INSIGHT, a comprehensive pension, savings, life and health insurance solution. The solution will allow Makefet to offer integrated financial products while shortening time to market, increasing cost-efficiencies and enabling customer-centric management. It includes product management, individual and collective pension and providence fund administration, billing and collection and funds revaluation.

Sapiens’ Life & Pension INSIGHT is a dynamic and highly customizable solution that will give Makefet an edge in the very competitive and regulated pension market in Israel. The base platform is in operation today at Allianz Swiss Life and Pensions Company in Switzerland and is currently being implemented at Menora Insurance Company in Israel.

According to Guy Hadari, Finance & Telecom Sector Leader of IBM Israel, “The Makefet deal is another representation of the continuing successful cooperation between Sapiens and IBM. It is part of a full scale plan to benefit from the new regulation changes that have created business opportunities in the financial services industry in Israel.”

Ruvik Barkan, Managing Director of Sapiens Israel said:  “We look forward to helping Makefet increase its competitive advantage in the dynamic Israeli marketplace. The flexibility and power of our solution allows us to implement this and future projects in a short time frame.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING and Occidental Fire & Casualty, among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

FOR ADDITIONAL INFORMATION:
Yuval Hadari	Itzick Sharir
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +1-877-554-2426 +972-8-938-2721	Tel: +44-1895-464 265
E-mail: yuval.h@sapiens.com	E-mail: itzick.s@sapiens.com

###

EXHIBIT  C

SAPIENS ANNOUNCES Q1 2004 RESULTS

The Company reports net loss for the quarter

Slower than anticipated penetration of the insurance industry

Research Triangle Park, N.C. — May 12, 2004 — Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its unaudited results of operations for the first quarter ended March 31, 2004.

Revenues in the first quarter of 2004 totaled $12.6 million compared with $12.1 million in the first quarter of 2003. Gross profit margin was 45.7% compared with 38.6% in the first quarter of 2003. The Company reported an operating loss of $0.3 million compared with a loss of $2.2 million in Q1 2003. Net loss for the quarter was $1.3 compared with a loss of $2 million in the first quarter of 2003.

Compared to the last quarter of 2003, revenues decreased from $13.5 million to $12.6 million and gross profit margin decreased from 49.6% to 45.7%. The Company reported an operating loss of $0.3 million in the first quarter of 2004 compared with operating income of $0.5 million in the fourth quarter of 2003, and a net loss of $1.3 million compared with net income of $0.15 million in the previous quarter.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented:

“We are, of course, disappointed with our results for the quarter. In spite of improvements compared to the same quarter last year, we have experienced a decline in revenues compared with the previous quarter and a return to reporting losses. This situation is the outcome of delayed decisions on potential new contracts, the loss of several important opportunities and a decline in non-strategic revenues which we believe to be temporary. This creates a new situation, one that we could not anticipate in our forecasts only a few months ago when we demonstrated our capacity to return to profitability and projected that we would be more advanced in our penetration of the insurance industry, our strategic growth engine.

“We continue to push forward with the same passion and belief in our strategy and in our ability to eventually grow the business, turn profitable again and generate satisfactory growth and returns to our shareholders. As is now apparent, this process will take more than originally planned and will require continued efforts in taking our insurance solutions to market.

“We are taking action to focus our marketing and selling efforts and at the same time are determined in further reducing the expenses of our operation. We now believe we can return to profitability toward the end of the year. We continue to service our existing and new customers with very high quality of delivery. Our ability to maintain positive cash flow is a strong indication of both confidence by our satisfied customers and of our tight control on expenses.”

Q1 04 CONFERENCE CALL:

Sapiens International will hold a Conference Call to discuss the results on Wednesday, May 12th, 2004, at 09:00AM (EST)

To participate, please call:
From the US and Canada: 1-866-860 9642
From the UK: 0-800-917 5108
International callers: + 972-3-9180610
10 minutes prior to start time

FOR ADDITIONAL INFORMATION:
Yuval Hadari	Itzick Sharir
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +1-877-554-2426 +972-8-938-2721	Tel: +44-1895-464 265
E-mail: yuval.h@sapiens.com	E-mail: itzick.s@sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING and Occidental Fire & Casualty, among others.

For more information, please visit http://www.sapiens.com.

# # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

# # #

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)

For the three months ended
03/31/2004	03/31/2003
(Unaudited)	(Unaudited)
Revenues
Products	$ 7,721	$ 6,324
Consulting and other services	4,844	5,732
Total revenues	12,565	12,056

Cost of revenues
Products	4,373	3,851
Consulting and other services	2,456	3,550
Total cost of revenues	6,829	7,401

Gross Profit	5,736	4,655

Expenses
Research and development, net	522	1,401
Selling, marketing, general and administrative	5,563	5,407

Operating Income/(Loss)	(349)	(2,153)

Financial expenses, net	650	170
Other expenses/(income), net (a)	345	(336)

Net Income/(Loss)	$ (1,344)	$ (1,987)

Basic and diluted net earnings/(loss) per share (b)	$ (0.13)	$ (0.19)

Weighted average number of shares used to compute basic and diluted earnings/(loss) per share (b)	10,747	10,691

Note	a: Includes taxes and minority interest
b: Due to the net loss in 2003 and 2004 the inclusion of dilutive securities would be antidilutive.
SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

3/31/2004	12/31/2003
(Unaudited)	(Unaudited)

Assets

Cash and cash equivalents	$ 21,691	$ 31,775
Short-term investments	6,289	1,039
27,980	32,814
Trade receivables, net	10,297	9,133
Other current assets	5,932	5,647
Total current assets	44,495	47,869

Property and equipment, net	2,818	3,060
Other assets, net	26,398	26,069

Total assets	$ 73,425	$ 76,723

Liabilities and shareholders’ equity

Short-term loans and current maturities of long-term debt	$ 20,690	$ 9,579
Trade payables	1,786	2,619
Other liabilities and accrued expenses	8,974	11,054
Deferred revenue	3,595	3,254
Total current liabilities	35,045	26,506

Long-term debt and other liabilities	5,049	8,111
Convertible debentures	18,370	16,672
Redeemable shares in a subsidiary	-	11,505
Shareholders’ equity	14,961	13,929

Total liabilities and shareholders’ equity	$ 73,425	$ 76,723

Note:	Certain prior year’s amounts have been reclassified to conform with current year presentation

= = =

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  May 13, 2004

By:

/s/  Norman Kotler

Norman Kotler

General Counsel and

Corporate Secretary